FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2 Date of Material Change

January 4, 2006

Item 3 News Release

A press release with respect to the material change described herein was issued via CCNMatthews and filed on SEDAR January 4, 2006. A copy of the press release is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

Medicure Inc. (TSX:MPH)(AMEX:MCU), announced the closing of the previously announced bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc., for 6,500,000 common shares of Medicure at $1.55 per share. The underwriters have also fully exercised their 1,250,000 common share option for a total purchase of 7,750,000 common shares. With the exercise of the underwriters' option, the gross proceeds realized by the Company are approximately CDN$12 million.

Item 5 Full Description of Material Change

Medicure Inc. (TSX:MPH)(AMEX:MCU), announced the closing of the previously announced bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc., for 6,500,000 common shares of Medicure at $1.55 per share. The underwriters have also fully exercised their 1,250,000 common share option for a total purchase of 7,750,000 common shares. With the exercise of the underwriters' option, the gross proceeds realized by the Company are approximately CDN$12 million.

Proceeds of the offering will be used towards the funding of the Company's MC-1 and MC-4232 products into pivotal Phase III development, the continued development of its preclinical compounds, including MC-45308, and for general corporate purposes.

The securities offered were not registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Derek Reimer, Chief Financial Officer of Medicure Inc. at the above-mentioned address or by telephone at (204) 487-7412.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 12th day of January, 2006.

MEDICURE INC.

/s/ Derek Reimer
By:	Derek Reimer
Chief Financial Officer

Schedule A

JANUARY 4, 2006 - 09:03 ET

Medicure Announces Closing of $12 Million Bought Deal Financing

WINNIPEG, MANITOBA--(CCNMatthews - Jan. 4, 2006) -

Not for distribution to U.S. news wire services or dissemination in the United States

UNDERWRITERS' OPTION FULLY EXERCISED

Medicure Inc. (TSX:MPH)(AMEX:MCU), today announced the closing of the previously announced bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc., for 6,500,000 common shares of Medicure at $1.55 per share. The underwriters have also fully exercised their 1,250,000 common share option for a total purchase of 7,750,000 common shares. With the exercise of the underwriters' option, the gross proceeds realized by the Company are approximately CDN$12 million.

Proceeds of the offering will be used towards the funding of the Company's MC-1 and MC-4232 products into pivotal Phase III development, the continued development of its preclinical compounds, including MC-45308, and for general corporate purposes.

The securities offered were not registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - advancing to Phase III development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT INFORMATION

Medicure Inc.
Derek Reimer
Chief Financial Officer
(888) 435-2220
(204) 488-9823 (FAX)

or

Medicure Inc.
Hogan Mullally
Manager of Investor & Public Relations
(888) 435-2220
(204) 488-9823 (FAX)
info@medicure.com
www.medicure.com